

December 4, 2013

Via E-mail
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      Re: Anadarko Petroleum Corporation
              Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed February 19, 2013
              Supplemental Response dated September 11, 2013
              File No. 1-08968

Dear Mr. Gwin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 12 – Derivative Instruments, page 109

1.   We note that realized and unrealized gains / losses associated with derivative instruments are recognized in earnings because you do not apply hedge accounting to any of your derivative instruments. We also note that you have disclosed realized and unrealized gains / losses on derivative instruments for which hedge accounting is not applied. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative instruments for which hedge accounting is not applied. As part of your response, explain to us why

the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please tell us whether unrealized gains / losses on derivative instruments for which hedge accounting is not applied represents both unrealized gains / losses on derivative instruments held at period end and the reversal of previously recognized gains / losses on derivative instruments settled during the period.

2. Separately, in view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

- The line item "Unrealized (gains) losses on derivatives, net" in your consolidated statements of cash flows;

- Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

- Separate presentation and discussion of realized and unrealized gains / losses on derivatives in both tables and text provided in your MD&A;

- The line items "Unrealized (gains) losses on derivatives, net" and "Realized (gains) losses on other derivatives, net" in your reconciliation of adjusted EBITDAX, on both a consolidated and segment basis; and,

- The line item "Unrealized gains (losses) on derivatives, net" in the non-GAAP measures presented in your submissions on Form 8-K (e.g., in the calculation of the line item captioned "Certain Items Affecting Comparability").

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.   Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director